EXHIBIT 99.1

                     Form of Instructions to Stockholders


                         AAMES FINANCIAL CORPORATION
                               RIGHTS OFFERING

            INSTRUCTIONS FOR COMPLETING THE SUBSCRIPTION AGREEMENT

      The enclosed Subscription Agreement entitles you to purchase the number of shares of Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), of Aames Financial Corporation (the "Company") as set forth in the Subscription Agreement.

      To subscribe for shares of Series C Preferred Stock, you must present to ChaseMellon Shareholder Services, L.L.C. (the "Subscription Agent") prior to 5:00 p.m., Eastern Daylight Savings time, on September 29, 1999, a properly completed and executed Subscription Agreement and a money order or check drawn on a bank located in the United States of America and payable to "ChaseMellon Shareholder Services, L.L.C." or a wire transfer of funds for an amount equal to the number of shares subscribed for multiplied by $1.00, the subscription price.

      As soon as practical following the Expiration Date and after payment for any shares of Series C Preferred Stock subscribed for has cleared (which clearance may take up to 5 days from receipt of the payment), subscribers will receive from the Subscription Agent stock certificates for the number of shares of Series C Preferred Stock acquired.

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